FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 11, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Disclosure according to Section 312/A. of the Hungarian Companies Act

According to the provisions of Section 312/A. of Act IV of 2006 on Business Associations, Magyar Telekom Plc. hereby discloses all monetary and non-monetary types of compensation provided for the members of the Board of Directors, the Supervisory Board and the Audit Committee of the Company in 2010, broken down to individual members and legal titles:

Members of the Board of Directors

Name	Position	Legal title of the compensation(1)	Amount of the compensation HUF/month	Total compensation in 2010 (HUF)
Christopher Mattheisen Chairman until April 7, 2010	Chairman of the Board of Directors	remuneration	546 000
after his re-election, member from April 7, 2010	Member of the Board of Directors	remuneration	364 000
Chairman from April 21, 2010	Chairman of the Board of Directors	remuneration	546 000	Waived the remuneration
Dr. Ralph Rentschler	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Dr. István Földesi	Member of the Board of Directors	remuneration	364 000	4 368 000
Thilo Kusch	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Dr. Mihály Gálik	Member of the Board of Directors	remuneration	364 000	4 368 000
Frank Odzuck	Member of the Board of Directors	remuneration	364 000	4 368 000
Giudo Kerkhoff	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Dr. Steffen Roehn	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Dr. Ferri Abolhassan (member from April 7, 2010)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Dietmar Frings (member from April 7, 2010)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Dr. Klaus Nitschke (member from April 7, 2010)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Wolfgang Hetlinger (member until April 7, 2010)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration
Mechtilde Maier (member until April 7, 2010)	Member of the Board of Directors	remuneration	364 000	Waived the remuneration

Members of the Supervisory Board

Name	Position	Legal title of the compensation(2)	Amount of the compensation HUF/month	Total compensation in 2010 (HUF)
Dr. László Pap	Chairman of the Supervisory	remuneration		5 222 000

(1)  Resolutions no. 21/2007. (IV.26.), 62/2010. (IV.7.) of the General Meeting

(2)  Resolutions no. 34/2007. (IV.26.), 74/2010. (IV.7.) of the General Meeting

Chairman until April 7, 2010	Board		448 000
after his re-election, member from April 7, 2010,	Member of the Supervisory Board	remuneration	294 000
Chairman from May 5, 2010	Chairman of the Supervisory Board	remuneration	448 000
Konrad Kreuzer	Member of the Supervisory Board	remuneration	294 000	3 528 000
Dr. János Illéssy	Member of the Supervisory Board	remuneration	294 000	3 528 000
Dr. Sándor Kerekes	Member of the Supervisory Board	remuneration	294 000	3 528 000
Dr. Károly Salamon (member from April 7, 2010)	Member of the Supervisory Board	remuneration	294 000	2 592 545
Dr. János Bitó (member from April 7, 2010)	Member of the Supervisory Board	remuneration	294 000	2 592 545
Attila Csizmadia (member until April 7, 2010)	Member of the Supervisory Board	remuneration	294 000	948 818
Martin Meffert	Member of the Supervisory Board	remuneration	294 000	Waived the remuneration
István Koszorú (passed away on March 2, 2010)	Member of the Supervisory Board	remuneration	294 000	613 391
György Varjú	Member of the Supervisory Board	remuneration	294 000	3 528 000
Attila Bujdosó (member from April 7, 2010)	Member of the Supervisory Board	remuneration	294 000	2 592 545
Tamás Lichnovszky (member from April 7, 2010)	Member of the Supervisory Board	remuneration	294 000	2 592 545
Zsoltné Varga	Member of the Supervisory Board	remuneration	294 000	3 528 000

Members of the Audit Committee

Name	Position	Legal title of the compensation(3)	Amount of the compensation HUF/month	Total compensation in 2010 (HUF)
Dr. János Illéssy Chairman until April 7, 2010,	Chairman of the Audit Committee	remuneration	294 000
after his re-election, member from April 7, 2010,	Member of the Audit Committee	remuneration	220 000
Chairman from April 21, 2010 (at re-election, on April 7, 2010, the General Meeting determined new	Chairman of the Audit Committee	remuneration	440 000	4 715 454

(3)  Resolutions no. 34/2007. (IV.26.), 80/2010. (IV.7.) of the General Meeting

remuneration)
Dr. László Pap (at re-election, on April 7, 2010, the General Meeting determined new remuneration)	Member of the Audit Committee	remuneration	147 000 220 000	2 421 060
Dr. Sándor Kerekes (at re-election, on April 7, 2010, the General Meeting determined new remuneration)	Member of the Audit Committee	remuneration	147 000 220 000	2 468 273
Dr. Károly Salamon (member from April 7, 2010)	Member of the Audit Committee	remuneration	220 000	1 940 000
Dr. János Bitó (member from April 7, 2010)	Member of the Audit Committee	remuneration	220 000	1 940 000

Budapest, March 11, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 11, 2011